[redacted]

12013958

AB 3/16

AB 3/11

SEC Mail Processing Section
FEB 27 2012
Washington, DC
123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53097 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M3 Capital Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 3100
(No. and Street)

| Chicago | IL | 60606 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald E. Suter 312-499-8500
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| One North Wacker Drive | Chicago | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





JD 3/14/12

## OATH OR AFFIRMATION

I, Donald E. Suter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M3 Capital Partners LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLI K LIPPIATT
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/17/14

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# M3 Capital Partners LLC and Subsidiaries

**Consolidated Financial Statements**
**December 31, 2011**

pwc

# M3 Capital Partners LLC and Subsidiaries

Consolidated Financial Statements
December 31, 2011

# M3 Capital Partners LLC and Subsidiaries
## Index
## December 31, 2011


| | Page(s) |
|---|---|
| **Report of Independent Auditors** | 1 |
| **Consolidated Financial Statements** | |
| Statement of Financial Condition | 2 |
| Statement of Operations and Comprehensive Income | 3 |
| Statement of Changes in Members' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6–12 |
| **Supplemental Schedules** | |
| Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission | 13 |
| Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission | 14 |
| **Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)** | 15–17 |

pwc

## Report of Independent Auditors

To the Board of Directors and Members of
M3 Capital Partners LLC

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations and comprehensive income, of changes in members' equity and of cash flows present fairly, in all material respects, the financial position of M3 Capital Partners LLC and its subsidiaries (collectively, the "Company") at December 31, 2011, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2012

*PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606*
*T: (312) 298 2000, F: (312) 298 2001,* www.pwc.com/us

# M3 Capital Partners LLC and Subsidiaries
## Consolidated Statement of Financial Condition
## December 31, 2011

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 50,655,418 |
| Accounts receivable | 9,092,823 |
| Investments, at fair value (cost of $1,286,750) | 1,328,993 |
| Fixed assets, net of accumulated depreciation | 809,239 |
| Prepaid assets | 375,996 |
| Other assets | 611,059 |
| Total assets | $ 62,873,528 |
| **Liabilities and Members' Equity** | |
| Liabilities | |
| Accrued compensation and other accrued expenses | $ 29,238,442 |
| Deferred compensation payable | 424,262 |
| Long-term liabilities | 220,643 |
| Other liabilities | 239,058 |
| Total liabilities | 30,122,405 |
| Members' equity | |
| Members' capital | 33,904,955 |
| Accumulated other comprehensive loss | (1,153,832) |
| Total members' equity | 32,751,123 |
| Total liabilities and members' equity | $ 62,873,528 |

The accompanying notes are an integral part of these consolidated financial statements.

# M3 Capital Partners LLC and Subsidiaries
## Consolidated Statement of Operations and Comprehensive Income
## Year Ended December 31, 2011

| | |
|---|---|
| **Revenues** | |
| Financial advisory fees | $ 34,687,225 |
| Management fees | 2,713,485 |
| Other income | 7,489,103 |
| Total revenues | 44,889,813 |
| **Expenses** | |
| Payroll and related costs | 33,711,410 |
| Professional fees | 2,872,979 |
| Occupancy costs | 916,943 |
| Travel and entertainment | 942,098 |
| Office expenses | 588,992 |
| Marketing and presentation costs | 415,298 |
| Insurance expense | 172,344 |
| Recruitment | 169,976 |
| Depreciation | 404,321 |
| Industry databases and publications | 248,199 |
| Regulatory fees and expenses | 55,362 |
| Bad debt expense recovery | (523,600) |
| Other expenses | 1,356,399 |
| Total operating expenses | 41,330,721 |
| Net income before income taxes | 3,559,092 |
| Income taxes | 3,038,630 |
| Net income | 520,462 |
| **Other comprehensive loss** | |
| Foreign currency translation adjustments | (399,404) |
| Comprehensive income | $ 121,058 |

The accompanying notes are an integral part of these consolidated financial statements.

# M3 Capital Partners LLC and Subsidiaries
## Consolidated Statement of Changes in Members' Equity
## Year Ended December 31, 2011

| | Members' Capital | Accumulated Other Comprehensive Loss | Total Members' Equity |
|---|---|---|---|
| **Balance at December 31, 2010** | $ 33,692,393 | $ (754,428) | $ 32,937,965 |
| Net income | 520,462 | - | 520,462 |
| Capital contributions | 2,100 | - | 2,100 |
| Redemptions | (22,000) | - | (22,000) |
| Distributions | (288,000) | - | (288,000) |
| Foreign currency translation adjustments | - | (399,404) | (399,404) |
| **Balance at December 31, 2011** | $ 33,904,955 | $ (1,153,832) | $ 32,751,123 |

The accompanying notes are an integral part of these consolidated financial statements.

# M3 Capital Partners LLC and Subsidiaries
## Consolidated Statement of Cash Flows
## Year Ended December 31, 2011

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 520,462 |
| Adjustments to reconcile net income to net cash flows provided by operating activities | |
| Depreciation expense | 404,321 |
| Unrealized appreciation on investments | (74,933) |
| Amortization of deferred compensation costs | 179,753 |
| Deferred rent expense | 47,029 |
| Bad debt expense recovery | (523,600) |
| Changes in operating assets and liabilities | |
| Decrease in accounts receivable | 328,875 |
| Increase in prepaid and other assets | (231,066) |
| Increase in accrued compensation and other accrued expenses | 22,955,030 |
| Decrease in deferred compensation liability | (705,589) |
| Increase in other liabilities | 25,343 |
| Net cash flows provided by operating activities | 22,925,625 |
| **Cash flows from investing activities** | |
| Purchase of fixed assets | (135,461) |
| Net investments in real estate private equity funds | (15,378) |
| Net cash flows used in investing activities | (150,839) |
| **Cash flows from financing activities** | |
| Distributions | (288,000) |
| Issuance of Class C units | 100 |
| Issuance of Class D units, net of redemptions | (20,000) |
| Net cash flows used in financing activities | (307,900) |
| Effect of exchange rate changes on cash balance | (127,647) |
| Net increase in cash and cash equivalents | 22,339,239 |
| **Cash and cash equivalents** | |
| Beginning of year | 28,316,179 |
| End of year | $ 50,655,418 |
| **Supplemental cash flow information** | |
| Taxes paid during the year | $ 1,330,317 |
| **Supplemental disclosure of noncash activities** | |
| Write off of fully depreciated fixed assets | $ 215,074 |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. *General Information*

M3 Capital Partners LLC ("M3") and its wholly owned subsidiaries, M3 Capital Partners Limited ("M3 Ltd.") and M3 Capital Partners (HK) Limited ("M3 HK Ltd."), were formed for the purpose of providing global real estate investment banking services, including provision of financial advisory services. M3 is a registered broker-dealer in the United States and has offices in Chicago and New York. M3 Ltd. maintains an office in London and holds a securities license through its subsidiary M3 Capital Partners (UK) LLP ("M3 LLP"). The business operations of M3 Ltd. were transferred to M3 LLP on January 4, 2011. M3 HK Ltd. is a licensed securities dealer in Hong Kong and maintains an office in Hong Kong. M3 does not take a position in any securities (other than investment securities) and does not hold customers' securities at any time.

Evergreen Investment Advisors LLC ("EIA") is a registered investment advisor under the Investment Advisers Act of 1940 and a wholly owned subsidiary of M3 which was established to manage real estate private equity funds. M3 has formed other subsidiaries to hold minority stakes in these real estate private equity funds. One such subsidiary is owned, in part, by noncontrolling investors.

The Class C and Class D interests in M3 are owned by management members of M3. The primary difference between the Class C and the Class D units is the allocation of earnings. Specifically, for each series of Class D Units, the Company must achieve a performance objective (the "Hurdle Threshold"), as defined in the Fifth Amended and Restated LLC Agreement, to become eligible for distributions. In the event of liquidation, members' equity will be distributed in accordance with the terms of the Fifth Amended and Restated LLC Agreement, which are based primarily on ownership percentages.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying consolidated financial statements include the results of M3 and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The FASB issued accounting guidance associated with consolidation which applies to fiscal years beginning on or after December 15, 2008. The guidance clarifies that noncontrolling interests are to be treated as a separate component of equity, any changes in the ownership interest (in which control is retained) are to be accounted for as capital transactions, and also provides additional disclosure requirements. The Company has determined that the noncontrolling interests in one of its subsidiaries are immaterial to the Company's financial position and results of its operations.

### Cash and Cash Equivalents

The Company considers all cash on hand, demand deposits with financial institutions and short-term, highly liquid investments with original maturities of three months or less to be cash equivalents. The Company invests its cash primarily in deposits and with commercial banks. At times, cash balances held at banks and financial institutions may exceed federally insured amounts. The Company believes that credit risk is mitigated by depositing cash in or investing through major financial institutions.

### Accounts Receivable

Accounts receivable is comprised primarily of amounts due to the Company for fees earned on financial advisory transactions. The receivables are reviewed periodically for potential impairment. During 2011, the Company collected $523,600 from one counterparty, which was previously reserved for as an allowance for doubtful accounts.

### Investments

The Company's investments are comprised of interests in real estate private equity funds. These interests are redeemable only upon approval by all fund investors. In accordance with U.S. GAAP, investments are carried at estimated fair value as determined by the funds' manager, based on assumptions made and valuation techniques used by the manager. Changes in fair value are recorded as other income in the consolidated statement of operations and comprehensive income. The investments held by the funds are not readily marketable, and the estimated fair values could materially differ from the fair values received by the funds in connection with disposition of an investment.

### Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on the straight-line method over the estimated useful life of the assets (generally two to ten years).

### Revenue Recognition

Financial advisory fees are recognized by the Company pursuant to the applicable agreement, generally upon the closing of the individual security issuance or upon completion of specified tasks.

### Reimbursable Expenses

Expenses which are reimbursed by customers of $583,157 are recorded as other income and other expense in the consolidated statement of operations and comprehensive income.

### Other Comprehensive Loss

Other comprehensive loss for the Company consists of foreign currency translation adjustments which have been recorded as a component of equity. M3 Ltd. and M3 LLP, whose functional currencies are the British pound sterling, and M3 HK Ltd, whose functional currency is the Hong Kong dollar, translate their financial statements into U.S. dollars. Assets and liabilities are translated at the exchange rate at the end of the period. Income and expenses are translated at the daily spot rate. Gains and losses resulting from translation are included in accumulated other comprehensive loss as a separate component of members' equity.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Related Party Transactions

**Evergreen Investment Advisors LLC**
EIA manages real estate private equity funds, in which M3 is a minority investor through its subsidiary entities. For the year ended December 31, 2011, EIA earned approximately $2.7 million in management fees. In 2011, EIA also earned expense reimbursements of approximately $6.6 million, which is included in other income in the consolidated statement of operations and comprehensive income. As of December 31, 2011, approximately $3.5 million due from the real estate private equity funds to EIA is included as accounts receivable in the consolidated statement of financial condition.

### 4. Compensation Plans

**Deferred Compensation Plan**
The Company offers a deferred compensation plan for management members and select employees. Under the plan, participants are granted deferred compensation awards which are eligible to vest and be paid out over a three year period, subject to discretionary approval by the Board of Directors of the Company. At the time awards are granted, the Company voluntarily invests an amount equal to the awards in a money market fund, which is included in cash and cash equivalents on the consolidated statement of financial condition. The related plan expense and liability are recognized over the course of the anticipated vesting period. Approximately $180,000 of such expense was recorded in payroll and related costs for the year ended December 31, 2011. The remainder of approximately $42,000 will be expensed over the future anticipated vesting period.

During 2011, the Company granted approximately $109,000 of new deferred compensation awards.

**Defined Contribution Plans**
The Company offers defined contribution plans whereby it matches a portion of employee contributions to the plans. The Company made contributions of $272,444 during 2011, which is included in payroll and related costs on the consolidated statement of operations and comprehensive income.

### 5. Fixed Assets

Fixed assets consisted of the following at December 31, 2011:

| | |
|---|---|
| Computer equipment and software | $ 983,772 |
| Office furniture and equipment | 1,037,304 |
| Leasehold improvements | 680,187 |
| Accumulated depreciation | (1,892,024) |
| Total fixed assets, net of accumulated depreciation | $ 809,239 |

### 6. Commitments and Contingencies

The Company has entered into various lease agreements for office space. A related security deposit has been made by M3 in the form of standby letters of credit in the amount of $120,000 as of December 31, 2011. Future minimum lease payments are as follows:

| **Years ended December 31,** | |
|---|---|
| 2012 | $ 889,412 |
| 2013 | 641,264 |
| 2014 | 502,618 |
| 2015 | 120,802 |
| 2016 | 120,802 |
| Thereafter | 10,067 |
| | $ 2,284,965 |

Rent expense is recognized on a straight-line convention, under which contractual rent changes are recognized evenly over the lease term. As of December 31, 2011, the Company has a deferred rent liability of $220,643, which is reflected in long-term liabilities on the consolidated statement of financial condition.

The Company has made capital commitments totaling $3 million to related-party real estate private equity funds. As of December 31, 2011, $1,056,036 of this commitment had been contributed to the funds and is included in investments on the consolidated statement of financial condition.

In the normal course of business, the Company may be involved in legal actions arising from its operating activities. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the financial position, operations and liquidity of the Company.

### 7. Income Taxes

As a limited liability company, M3 is not subject to U.S. federal income taxes. Taxable earnings of M3 flow through to the members. M3 Ltd. is subject to UK corporate taxes calculated using the income tax rates in effect under existing legislation. The 2011 statutory tax rate applicable to UK corporations was 26.5% (28% through March 31, 2011 and 26% thereafter). M3 HK Ltd. is subject to Hong Kong corporate taxes calculated using the income tax rates in effect under existing legislation. The 2011 statutory tax rate applicable to Hong Kong corporations was 16.5%.

Total income tax expense for M3 Ltd. and M3 HK Ltd. was $3,038,630 for the year ended December 31, 2011. This is comprised of current income tax expense of $2,975,155 and deferred income tax expense of $63,475. The deferred income tax expense is a function of temporary differences occurring during the year (items which are treated differently for tax purposes than for financial reporting purposes), the utilization of deferred income tax assets previously recognized, and a valuation allowance. Temporary differences are due primarily to compensation-related expenses of M3 Ltd. which are accrued but not yet paid, and differences in depreciation timing between financial reporting and tax methods.

At December 31, 2011, an accrual for income taxes of $1,925,068 is included in other accrued expenses on the consolidated statement of financial condition, and a deferred tax asset of $1,239,349 and an offsetting valuation allowance of $1,063,395 are reflected in other assets on the consolidated statement of financial condition. The valuation allowance relates entirely to M3 HK Ltd., which has incurred cumulative losses to date. While the Company remains committed to its operations at the M3 HK Ltd. entity, it is uncertain whether the deferred tax asset will be realizable.

The authoritative guidance on accounting for and disclosure of uncertainty in tax positions (FASB - ASC 740) requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company has determined that there was no effect on the financial statements from the Company's adoption of this authoritative guidance.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2011, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2005 forward (with limited exceptions).

## 8. Reserve Requirements and Net Capital Requirements

M3 is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. M3 utilizes the aggregate indebtedness method permitted by Rule 15c3-1. At December 31, 2011, M3 had net capital of $5,659,127 which exceeded required net capital by $4,521,425.

M3 claims exemption under Section k(2)(i) from the Securities and Exchange Commission Reserve Requirements (Rule 15c3-3).

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

| | Total Company | Effect of Consolidation | M3 |
|---|---|---|---|
| Total assets | $ 62,873,528 | $ (12,567,628) | $ 50,305,900 |
| Total liabilities | 30,122,405 | (12,567,628) | 17,554,777 |
| Total equity | 32,751,123 | - | 32,751,123 |

The Company's investments in and receivables from subsidiaries of $23,623,996 is not included in the computation of M3's net capital under Rule 15c3-1.

M3 LLP is subject to maintenance of adequate capital resources requirements as promulgated by the Financial Services Authority in the UK. At December 31, 2011, M3 LLP had capital resources of 1.2 million pound sterling, which exceeded its capital resources requirement by .5 million pound sterling (equivalent to $1.9 million and $.7 million U.S. dollars, respectively).

M3 HK Ltd. is subject to maintenance of adequate capital resources requirements as promulgated by the Securities and Futures Commission in Hong Kong. At December 31, 2011, M3 HK Ltd. had capital resources of 6.6 million Hong Kong dollars, which exceeded its capital resources requirement by 3.6 million Hong Kong dollars (equivalent to $.8 million and $.5 million U.S. dollars, respectively).

### 9. Fair Value Measurements

The Company holds investments in real estate private equity funds, which are stated at fair value in the financial statements in accordance with Accounting Standards Codification Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

To increase consistency and comparability in fair value measurements and related disclosures, the Company utilizes the fair value hierarchy required by ASC 820 which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices in active markets for identical securities.

Level 2 Prices determined using other significant observable inputs, including quoted prices for similar securities.

Level 3 Prices determined using significant unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an investment, and would be based on the best information available in the circumstances.

In accordance with U.S. GAAP, the estimated fair value of the Company's interests in real estate private equity funds is determined by using Level 3 significant unobservable inputs. The investments held by the funds are not readily marketable, and the estimated fair values are determined by the funds' manager based on various methods including discounted cash flows, direct capitalization and earnings multiples.

The following is a reconciliation of assets for which significant unobservable inputs (Level 3) were used in determining fair value:

| | Real Estate Private Equity Funds |
|---|---|
| **Beginning balance at January 1, 2011** | $ 1,238,682 |
| Unrealized gain in the statement of operations | 74,933 |
| Contributions to investments | 324,428 |
| Returns of capital from investments | (309,050) |
| **Ending balance at December 31, 2011** | $ 1,328,993 |

The information used in the above reconciliation represents year-to-date activity for any investments identified as using Level 3 inputs at either the beginning or the end of the year.

### 10. Subsequent Events

The Company has evaluated all subsequent events through the issuance of these financial statements on February 17, 2012 and has determined that any events or transactions occurring during this period that would require recognition or disclosure are appropriately reflected in these financial statements and the notes thereto.

## Supplemental Schedules

# M3 Capital Partners LLC
## Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2011

**Schedule I**

| | |
|---|---|
| **Net capital** | |
| Total members' equity | $ 32,751,123 |
| Discretionary liabilities | 489,261 |
| Investments in and receivables from subsidiaries | (23,623,996) |
| Other nonallowable assets | (3,828,143) |
| Other charges | (10,521) |
| Net capital before haircut | 5,777,724 |
| Haircut on securities | (118,597) |
| Net capital | 5,659,127 |
| **Aggregate indebtedness (AI)** | |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | 1,137,702 |
| Excess net capital | 4,521,425 |
| Excess net capital at 1,000% (net capital minus 10% of AI) | $ 3,952,575 |

There are no material differences between the above computation and the computation included on a nonconsolidated basis in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

## M3 Capital Partners LLC
### Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
### December 31, 2011 — Schedule II

M3 claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Accordingly, M3 is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There are no material differences between the above information and the information included in the unaudited quarterly FOCUS report filed on Form X-17(a)-5, Part IIA.

# M3 Capital Partners LLC
## Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1)

pwc

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)**

To the Board of Directors and Members of
M3 Capital Partners LLC

In planning and performing our audit of the consolidated financial statements of M3 Capital Partners LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

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This report is intended solely for the information and use of the Board of Directors' Members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2012

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# M3 Capital Partners LLC

## Results of Agreed Upon Procedures

December 31, 2011

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# M3 Capital Partners LLC

## Results of Agreed Upon Procedures

## December 31, 2011

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## Report of Independent Accountants

To M3 Capital Partners LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M3 Capital Partners LLC for the year ended December 31, 2011, which were agreed to by M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M3 Capital Partners LLC's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for M3 Capital Partners LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

(1) Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2010 on which it was originally computed, noting no differences.

(2) Compared the sum of the Total Revenue amounts reported on line 9 of the Statement of Income (Loss) of the Form X-17A-5 for each of the four quarterly FOCUS reports of M3 Capital Partners LLC for the year ended December 31, 2011 with the Total Revenue amount of $13,552,443 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011, noting no differences.

(3) Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction on line 2c(8) for other revenue not related either directly or indirectly to the securities business, of $13,552,443 to the audited books and records of M3 Capital Partners LLC that represented revenue from real estate transactions and related advisory fees, noting no differences.

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(4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M3 Capital Partners LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2012